Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

On May 17, 2013, Seadrill Partners Operating LLC, a wholly owned subsidiary of Seadrill Partners LLC (“Seadrill Partners,” the “Company,” “our,” “we,” “us”) completed the acquisition of the companies that own and operate the tender rig T-15 from Seadrill Limited (“Seadrill”) for a total purchase price of $210 million. This transaction was deemed to be a reorganization of entities under common control. As a result, Seadrill Partners’ financial statements have been retroactively adjusted in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) as if Seadrill Partners had owned the entities that own and operate the T-15 for the entire period that the entities have been under the common control of Seadrill Limited. There was no impact to the Consolidated and Combined Carve-out Financial Statements for 2010. These retroactively adjusted Consolidated and Combined Carve-Out Financial Statements of Seadrill Partners as of December 31, 2012 and 2011 and for the years ended December 31, 2011 and 2012 are attached as Exhibit 99.1 to this Report on Form 6-K/A.

You should read the following discussion of our financial condition and results of operations in conjunction with the historical Consolidated and Combined Carve-Out Financial Statements and related notes of Seadrill Partners included in this Report on Form 6-K/A. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The Consolidated and Combined Carve-out Financial Statements of Seadrill Partners have been prepared in accordance with U.S. GAAP and are presented in U.S. Dollars.

Overview

Seadrill Partners is a growth-oriented limited liability company formed by Seadrill to own, operate and acquire offshore drilling rigs.

On October 24, 2012, we completed our initial public offering (the “IPO”) and in connection with the IPO, we issued 10,062,500 common units to the public at a price of $22.00 per common unit and issued to Seadrill 14,752,525 common units and 16,543,350 subordinated units. Seadrill Member LLC, a wholly-owned subsidiary of Seadrill that has a non-economic limited liability company interest in the Company, received all of our incentive distribution rights.

In connection with our IPO, we acquired (i) a 30% limited partner interest in Seadrill Operating LP, as well as the non-economic general partner interest in Seadrill Operating LP through our 100% ownership of its general partner, Seadrill Operating GP LLC, and (ii) a 51% limited liability company interest in Seadrill Capricorn Holdings LLC. We control Seadrill Operating LP through our ownership of its general partner and Seadrill Capricorn Holdings LLC through our ownership of the majority of the limited liability company interests. Seadrill Operating LP owns a 100% interest in the entities that own and operate the West Aquarius and the West Vencedor and an approximate 56% interest in the entity that owns and operates the West Capella. Seadrill Capricorn Holdings LLC, a 100% interest in the entities that own and operate the West Capricorn.

On May 17, 2013, our wholly owned subsidiary, Seadrill Partners Operating LLC, acquired from Seadrill 100% of the ownership interests in the entities that own and operate the tender rig T-15. The T-15 is a barge-type, self-erecting tender rig built in 2013 by Cosco Nantong Shipyard Co. Limited. The T-15 was delivered under its current contract to its current customer, Chevron Thailand Exploration and Production Limited, a subsidiary of Chevron, in May 2013 and commenced operations in July 2013. The T-15 is contracted for a five-year period with Chevron in Thailand at an initial contract dayrate of $115,500. Management of operations for the T-15 will be subcontracted to Seadrill Asia Limited (“Seadrill Asia”), a wholly owned subsidiary of SapuraKencana Petroleum Berhad. Seadrill International is responsible for all costs of operating the T-15, which includes a management fee of $9,200 per day payable to Seadrill Asia

We refer to Seadrill Operating LP, Seadrill Capricorn Holdings LLC and Seadrill Partners Operating LLC collectively, as “OPCO.”

Our drilling rigs are under long-term contracts with major oil companies such as Chevron, Total, BP and ExxonMobil with an average remaining term of 4.1 years as of December 2012.

Factors Affecting the Comparability of Future Results

•	We do not own all of the interests in OPCO. As a result, our cash flow does not include distributions on Seadrill’s interest in OPCO. The operating agreements of OPCO require it to distribute all of its available cash each quarter. In determining the amount of cash available for distribution to us by OPCO and by us to our unitholders, our board of directors must approve the amount of cash reserves to be set aside, including reserves for future maintenance and replacement capital expenditures, working capital and other matters. Distributions by OPCO to Seadrill in respect of its ownership interest in OPCO are not included in our cash flow.

•	The size of OPCO’s fleet continues to change. Our Consolidated and Combined Carve-Out Financial Statements reflect changes in the size and composition of OPCO’s fleet due to certain rig deliveries and contract commencement dates. For instance West Capricorn was delivered from the shipyard at the end of 2011, and the contract commencement date occurred in July 2012. Furthermore, we acquired the tender rig T-15 from Seadrill on May 17, 2013 and the T-15 contract commencement occurred in July 2013. Also, we or OPCO may grow in the future through the acquisition of additional drilling rigs as part of our growth strategy.

Operating and Financial Review and Prospects for the year ended December 31, 2012 compared to the year ended December 31, 2011

The following table summarizes our operating results for the years ended December 31, 2012 and 2011:

	Year Ended December 31,		Increase/Decrease
	2012	2011	$	%
	($ in millions)

Contract revenues	$564.1	$485.0	$79.1	16.3%
Reimbursable revenues	30.7	12.2	18.5	151.6%
Other revenues	19.1	—	19.1	n/a
Total operating revenues	$613.9	$497.2	$116.7	23.5%

Vessel and Rig operating expenses	(208.5)	(157.8)	50.7	32.1%
Reimbursable expenses	(29.9)	(11.7)	18.2	155.6%
Depreciation and amortization	(74.9)	(57.8)	17.1	29.6%
General and administrative expenses	(22.4)	(17.3)	5.1	29.5%
Total operating expenses	$(335.7)	$(244.6)	$91.1	37.2%

Net operating income	278.2	252.6	25.6	10.1%

Interest income	1.7	—	1.7	n/a
Interest expense	(41.0)	(31.9)	9.1	28.5%
Loss on derivative financial instruments	(19.6)	(52.1)	(32.5)	(62.4)%
Currency exchange (loss) / gain	(2.2)	(0.5)	1.7	340%
Total financial items	$(61.1)	$(84.5)	$(23.4)	(27.7)%
Income before income taxes	217.1	168.1	49.0	29.1%

Income taxes	(31.5)	(27.6)	3.9	14.1%
Net Income	$185.6	$140.5	$45.1	32.1%

Contract Revenues

Contract revenue increased by $79.1 million, or 16.3%, to $564.1 million, for the year ended December 31, 2012, from $485.0 million in the year ended December 31, 2011. The increase was primarily due to the West Capricorn commencing operations for BP during July 2012, with a contribution of $88.2 million. In addition, contract revenues increased due to increased utilization for the West Capella and the West Vencedor, which resulted in increased contract revenues of $5.0 million and $4.3 million, respectively. This was partly offset by a decrease of $18.4 million due to the West Aquarius mobilizing from south-east Asia to Canada at a reduced dayrate. The following table summarizes average daily revenues and economic utilization percentage by drilling rig type of OPCO’s fleet for the periods presented:

	Year Ended December 31,
	2012		2011
	Average Daily Revenues (USD)	Economic Utilization	Average Daily Revenues (USD)	Economic Utilization
Semi-submersible rigs	$440,100	83.7%	$551,600	92.2%
Drillship	$549,200	100.0%	$515,500	94.8%
Tender rig	$210,500	100.0%	$204,300	97.4%

(1)	Average daily revenues are the average revenues for each type of rig, based on the actual days available for each rig of that type.
(2)	Economic utilization is calculated as the total revenue received divided by the full operating dayrate multiplied by the number of days in the period, excluding bonuses.

Reimbursable Revenues

Reimbursable revenue increased by $18.5 million, or 151.6%, to $30.7 million for the year ended December 31, 2012, from $12.2 million in the year ended December 31, 2011. The increase was mainly due to the West Aquarius mobilizing to Canada, as well as certain client-requested upgrades to the West Aquarius in the amount of $28.6 million. There was also an increase in reimbursable revenue related to the West Vencedor of $1.3 million.

Other revenues

During the year ended December 31, 2012, we earned other revenues within our Nigerian service company of $19.1 million relating to certain services, including the provision of onshore and offshore personnel, which we provided to Seadrill’s West Polaris drilling rig that was operating in Nigeria during that period.

Rig Operating Expenses

Rig operating expenses increased by $50.7 million, or 32.1%, to $208.5 million in the year ended December 31 2012, from $157.8 million in the year ended December 31, 2011. This increase was primarily due to the West Capricorn and the West Aquarius each commencing operations in 2012 which accounted for an increase of $27.6 million, $6.7 million and $18.3 million, respectively, in rig operating expenses. During the year we provided certain services, including the provision of onshore and offshore personnel, to the West Polaris drilling rig. (See Other Revenues and Related Parties note).

Reimbursable Expenses

Reimbursable expenses increased by $18.2 million, or 155.6%, to $29.9 million for the year ended December 31, 2012 from $11.7 million in the year ended December 31, 2011. The increase was mainly due to the West Aquarius mobilizing to Canada, and expenses of $28.2 million incurred as part of a client-requested upgrade to the West Aquarius. There was also an increase in reimbursable expenses of $1.3 million related to the West Vencedor.

Depreciation and Amortization

Depreciation and amortization expenses increased by $17.1 million, or 29.6%, to $74.9 million for the year ended December 31, 2012, from $57.8 million in the year ended December 31, 2011. The increase was primarily due to the West Capricorn commencing operations in July 2012, and depreciation commencing in June amounted to $16.0 million for the year.

General and Administrative Expenses

General and administrative expenses increased by $5.1 million, or 29.5%, to $22.4 million for the year ended December 31, 2012, from $17.3 million for the year ended December 31, 2011. The increase was primarily due to the West Capricorn commencing operation in July 2012, and setting up a new office in Canada for the West Aquarius. Furthermore, general and administrative expenses increased as a result of an IT project, which has been more expensive than originally anticipated.

Interest Expense

Interest expense increased from $31.9 million in 2011 to $41.0 million in 2012. The increase in the interest expense is primarily due to the $550 million secured credit facility in December 2011, which was used to partly fund the delivery of the West Capricorn. Only one month’s interest was charged on this facility in 2011 compared to all of 2012. There has not been a significant change in the general interest rates during the period.

Other Financial Items

Other financial items reported in the income statement include the following items:

	Year Ended
(US$ millions)	December 31, 2012	December 31, 2011
Interest income	1.7	—
Loss on derivative financial instruments	(19.6)	(52.1)
Foreign exchange loss	(2.2)	(0.5)
Total other financial items	(20.1)	(52.6)

Interest income for the year ended December 31, 2012 relates to the interest earned on cash held at bank of $0.5 million, as well as, interest earned on the West Capricorn deferred mobilization revenue of $1.2 million. No interest income was earned in the year ended December 31, 2011. In 2012, we recognized losses from derivative instruments of $19.6 million compared to a loss of $52.1 million in 2011. For the periods prior to our IPO, the interest rate swap losses have been allocated based on Seadrill’s interest rate swaps. The change mainly relates to decreased interest rate swap losses incurred by Seadrill in 2012, which meant a lower allocation to the Company.

Income Taxes

Income taxes increased $3.9 million, or 14.1%, from $27.6 million for the year ended December 31, 2011 to $31.5 million for the year ended December 31, 2012. The increase was primarily due to:

•	an increase in Nigeria tax expense of $1.0 million resulting from additional revenue earned by the West Capella during 2012;

•	an increase in United States tax expense of $0.9 million resulting from the West Capricorn beginning operations and earning revenue in the Gulf of Mexico in the fourth quarter of 2012; and

•	an increase in China tax expense of $0.8 million and an increase of Canada tax expense of $0.8 million resulting from the West Aquarius operations.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

The following table summarizes our operating results for the years ended December 31, 2011 and 2010:

($ in millions)	Year Ended December 31,		Increase/Decrease
	2011	2010	$	%

Contract revenues	$485.0	$467.6	$17.4	3.7%
Reimbursable revenues	12.2	10.7	1.5	14.0%
Total operating revenues	$497.2	$478.3	$18.9	4.0%

Vessel and rig operating expenses	(157.8)	(131.8)	26.0	19.7%
Reimbursable expenses	(11.7)	(8.7)	3.0	34.5%
Depreciation and amortization	(57.8)	(56.8)	1.0	1.8%
General and administrative expenses	(17.3)	(11.4)	5.9	51.8%
Total operating expenses	$(244.6)	$(208.7)	$35.9	17.2%
Net operating income	252.6	269.6	(17.0)	(6.3)%
Interest expense	(31.9)	(35.6)	(3.7)	(10.4)%
Loss on derivative financial instruments	(52.1)	(22.5)	29.6	131.6%
Currency exchange loss	(0.5)	—	(0.5)	—
Total financial items	$(84.5)	$(58.1)	$26.4	45.4%
Income before income taxes	168.1	211.5	(43.4)	(20.5)%

Income taxes	(27.6)	(35.0)	(7.4)	(21.1)%
Net Income	$140.5	$176.5	$(36.0)	(20.4)%

Contract revenues

Contract revenues increased by $17.4 million, or 3.7%, to $485.0 million, for the year ended December 31, 2011, from $467.6 million for the same period in 2010. The increase was primarily due to a contribution of an additional $21.0 million from a full year of operations of the West Vencedor, which commenced operations in March 2010, partially offset by lower utilization on the West Aquarius in 2011. The lower utilization of the West Aquarius, which resulted in a reduction in revenue of $12.0 million, was in turn partially offset by a higher dayrate, which had a positive impact in revenue of $9.3 million, during the 2011 period. The increase in dayrate was intended to compensate for the anticipated higher operating expenses and taxes associated with operations of the West Aquarius in China.

The following table summarizes average daily revenues and economic utilization percentage by drilling rig type of OPCO’s fleet for the periods presented:

	Year Ended December 31,
	2011		2010
	Average Daily Revenues	Economic Utilization	Average Daily Revenues	Economic Utilization
Semi-submersible rigs	$551,600	92.2%	$566,700	97.9%
Drillship	$515,500	94.8%	$516,800	95.0%
Tender rig	$204,300	97.4%	$194,300	95.2%

(1)	Average daily revenues are the average revenues for each type of rig, based on the actual days available for each rig of that type.
(2)	Economic utilization is calculated as the total revenue received divided by the full operating dayrate multiplied by the number of days in the period, excluding bonuses.

Reimbursable Revenues

Reimbursable revenues increased by $1.5 million, or 14.0%, to $12.2 million, for the year ended December 31, 2011, from $10.7 million for the same period in 2010. The increase was primarily due to rig modifications on the West Aquarius following the assignment of its drilling contract to different customers during 2011 and increased reimbursable revenue for the West Capella, which led to a higher level of reimbursable revenues in the amount of $3.5 million. Reimbursable revenues in 2010 included $2.0 million relating to the modification of the West Vencedor in 2010.

Rig Operating Expenses

Rig operating expenses increased by $26.0 million, or 19.7%, to $157.8 million, for the year ended December 31, 2011, from $131.8 million for the same period in 2010. The increase was partially due to an $11.9 million increase in operating costs for the West Aquarius as a result of the operations in China, which was largely mitigated by an increased dayrate. Further, rig operating expenses increased due to a full year of operations for the West Vencedor of $7.4 million, and the West Capella of $1.6 million.

Reimbursable Expenses

Reimbursable expenses increased by $3.0 million, or 34.5%, to $11.7 million, for the year ended December 31, 2011, from $8.7 million for the same period in 2010. The increase was primarily due to the West Aquarius assignment of its drilling contract to different operators during 2011 and also an increase in reimbursable expenses related to the West Capella. This effect totaled $3.3 million, and was partly offset by a decrease of $0.3 million related to the West Vencedor. The smaller reduction in reimbursable expenses for the West Vencedor compared to the reduction in reimbursable revenue was due to a higher profit margin on the West Vencedor modification project in 2010.

Depreciation and Amortization

Depreciation and amortization increased by $1.0 million, or 1.8%, to $57.8 million, for the year ended December 31, 2011, from $56.8 million for the same period in 2010. The increase was primarily due to a full year of depreciation of the West Vencedor compared to approximately 10 months of depreciation in 2010.

General and Administrative Expenses

General and administrative expenses increased by $5.9 million, or 51.8%, to $17.3 million, for the year ended December 31, 2011, from $11.4 million for the same period in 2010. The increase was primarily due to:

•	the transfer of the rig management of the West Vencedor from Singapore to Dubai, the start-up costs of the Dubai office during 2011 and a full year of operations of this rig, resulting in an increase of $2.0 million;

•	the transfer of the rig management of the West Capella from Norway to Dubai and start-up costs of the Dubai office during 2011 resulting in an increase of $1.3 million;

•	the transfer of the rig management of the West Aquarius from Norway to Singapore, resulting in an increase of $0.5 million; and

•	the preparation for the commencement of operations of the West Capricorn, resulting in an increase of $1.0 million.

Interest Expense

Interest expense decreased by $3.7 million, or 10.4%, to $31.9 million for the year ended December 31, 2011, compared to interest expense of $35.6 million for the same period in 2010. The change was primarily due to a decrease in allocation of interest expense on general corporate debt that resulted from increased capitalization of interest expense in Seadrill, from $59 million in 2010 to $73 million in 2011. This is a result of the increase in newbuilding activity and therefore capitalization of interest in Seadrill from 2010 to 2011, from $1.2 billion in 2010 to $2.5 billion in 2011. Interest expense was also affected by the retirement of debt of $132.7 million during the year, partially offset by a full year of interest expense for debt incurred related to the West Vencedor.

Loss on Interest Rate Swaps

Seadrill enters into interest rate swap derivatives on a group-wide basis to manage its interest rate risk exposure. Seadrill incurred losses on interest rate swaps of $314 million in the year ended December 31, 2011. OPCO’s share of Seadrill’s loss on interest rate swaps for the year ended December 31, 2011 was $52.1 million, compared to a loss of $22.5 million for the same period in 2010. The losses were due to relatively low interest rates throughout 2010 and 2011, compared to prevailing rates at the time of entering into the swap contracts. Part of the loss related to these swaps has been allocated to OPCO based on OPCO’s portion of Seadrill’s floating rate debt.

Foreign Exchange Loss

Foreign exchange loss of $0.5 million in 2011 related to a portion of the West Vencedor’s dayrates, which are received in Euros.

Income Taxes

Income taxes decreased from $35.0 million in 2010 to $27.6 million in 2011, a decrease of $7.4 million, or 21.1%. The decrease was primarily due to:

•	a decrease in tax expense in Cyprus of $6.5 million from 2010 to 2011 due to the exit of the West Aquarius out of Cyprus, which was effective as of July 2010;

•	a decrease in tax expense from the operations of the West Aquarius of $1.4 million due to a reduction in revenues resulting from lower utilization in 2011; and

•	a decrease in tax expense in Nigeria of $0.8 million from 2010 to 2011 related to the operations of the West Capella; and partially offset by:

•	an increase in tax expense in Angola of $1.1 million from 2010 to 2011, primarily due to the recognition of a deferred tax asset of $1.4 million in 2010 attributable to tax paid on the lump sum mobilization fee received upon commencement of contract, and the impact of a full year of operations in 2011 of the West Vencedor.

Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry, and our primary liquidity needs are to finance the purchase of additional drilling rigs and other capital expenditures, service our significant debt, fund investments (including the equity portion of investments in drilling rigs), fund working capital, maintain cash reserves against fluctuations in operating cash flows and pay distributions. We expect to fund our short-term liquidity needs through a combination of cash generated from operations and debt and equity financings.

As of December 31, 2012, our cash and cash equivalents were $19.5 million, compared to $15.4 million as of December 31, 2011. In connection with the closing of our IPO, OPCO entered into a five-year $300 million revolving credit facility with Seadrill as the lender, which we refer to as the sponsor credit facility. As of December 31, 2012, our sponsor credit facility was undrawn. We believe our current resources, including the potential borrowings under the sponsor credit facility, are sufficient to meet our working capital requirements for our current business for at least the next twelve months. Generally, our long-term sources of funds will be a combination of borrowings from and leasing arrangements with commercial banks, cash generated from operations and debt and equity financing. Because we distribute all of our available cash, we expect that we will rely upon financing from related parties and external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures.

Our funding and treasury activities are intended to maintain appropriate liquidity. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in Euros and Nigerian Naira. We have not entered into any foreign currency derivatives related to the Euro or Naira in the periods presented, and, therefore, the Consolidated and Combined Carve-Out Financial Statements do not include any unrealized gains or losses on foreign currency derivatives. Because we incur certain operating costs related to the West Capella in Nigerian Naira, we have been able to offset a significant portion of our foreign currency exposure with respect to revenues earned in Nigerian Naira.

As OPCO’s fleet matures and expands, long-term maintenance expenses will likely increase. We are not aware of any regulatory changes or environmental liabilities that would have a material impact on our or OPCO’s current or future operations.

As of December 31, 2012 and December 31, 2011, our current liabilities exceeded current assets by $191.8 million and $159.4 million, respectively. This is due to the historic financial positions of OPCO, historic interaction between OPCO and the Seadrill Limited group, and that amounts due to and due from OPCO to other Seadrill entities are recognized within owner’s equity in the Combined Carve-Out Financial Statements. Because Seadrill used a centralized cash management system, whereby cash held at a subsidiary level is swept on a daily basis into a centralized treasury function at Seadrill, intercompany payables and receivables outstanding for the periods presented prior to our IPO have been deemed to have been treated as equity by OPCO. Furthermore, the inclusion of T15 in our historical Consolidated and Combined Carve-out Financial Statements has contributed with negative working capital of $13.9 million and $2.1 million for 2012 and 2011, respectively.

OPCO’s participation in the Seadrill Limited group centralized cash management system was discontinued at the completion of our IPO as part of the transactions by which we acquired our interest in OPCO. We had operating cash flow of $152.1 million and $295.2 million in the year ended December 31, 2012 and 2011, respectively.

Estimated Maintenance and Replacement Capital Expenditures

OPCO’s operating agreements require it to distribute its available cash each quarter. In determining the amount of cash available for distribution, our board of directors determines the amount of cash reserves to set aside, including reserves for future maintenance capital expenditures, working capital and other matters. Because of the substantial capital expenditures OPCO is required to make to maintain its fleet, OPCO’s initial annual estimated maintenance and replacement capital expenditures will be $81.5 million per year, which is comprised of $31.7 million for long term maintenance and society classification surveys and $49.8 million, including financing costs, for replacing our rigs at the end of their useful lives.

The estimate for future rig replacement is based on assumptions regarding the remaining useful life of OPCO’s rigs, a net investment rate applied on reserves, replacement values of OPCO’s rigs based on current market conditions, and the residual value of the rigs. The actual cost of replacing the rigs in OPCO’s fleet will depend on a number of factors, including prevailing market conditions, drilling contract operating dayrates and the availability and cost of financing at the time of replacement. Our operating agreement requires our board of directors to deduct from our operating surplus each quarter estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures, in order to reduce disparities in operating surplus caused by fluctuating maintenance and replacement capital expenditures, such as society classification surveys and rig replacement. Our board of directors, with the approval of the conflicts committee, may determine that one or more of our assumptions should be revised, which could cause our board of directors to increase the amount of estimated maintenance and replacement capital expenditures. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units which could be dilutive to existing unitholders.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the periods presented:

($ in millions)	Year Ended December 31,
	2012	2011	2010

Net cash provided by operating activities	$152.1	$295.2	$244.7
Net cash used in investing activities	(152.0)	(416.7)	(140.6)
Net cash (used in) / provided by financing activities	4.0	131.7	(114.8)
Net increase/(decrease) in cash and cash equivalents	4.1	10.2	(10.7)
Cash and cash equivalents at beginning of period	15.4	5.2	15.9
Cash and cash equivalents at end of period	19.5	15.4	5.2

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $152.1 million and $295.2 million for the years ended December 31, 2012 and 2011, respectively. The decrease of $143.1 million, or 48.5%, is principally related to i) an increase in accounts receivable of $81.6 million in 2012 due to greater days sales outstanding on the West Aquarius and commencement of operations of the West Capricorn, compared to a decrease in accounts receivable of $38.8 million in 2011 related to improved collections on the West Capella and reduced outstanding receivables for the West Aquarius as a result of lower economic utilization at the end of 2011; ii) an increase in other current liabilities of $17.2 million in 2011 primarily due to operation preparation costs incurred, but not paid at the end of 2011 for the newbuilding the West Capricorn; and iii) long term maintenance payments of $14.4 million in 2012, mostly related to the West Aquarius, compared to $3.8 million in 2011, offset slightly by the commencement of operations of the West Capricorn.

Net cash provided by operating activities was $295.2 million and $244.7 million for the years ended December 31, 2011 and 2010, respectively. The increase of $50.5 million, or 20.6%, in 2011 is principally related to a reduction in accounts receivable of $38.8 million primarily related to improved collections on the West Capella and reduced outstanding receivables for the West Aquarius as a result of lower economic utilization at the end of 2011, and an increase in other current liabilities of $17.2 million primarily due to operation preparation costs incurred, but not paid at the end of 2011 for the newbuilding West Capricorn, and a full year of operations for the West Vencedor in 2011 generating $10.0 million in incremental profit, partially offset by the receipt of $14.4 million of mobilization revenue in 2010 compared to no mobilization revenue in 2011.

Net Cash Used in Investing Activities

Net cash used in investing activities of $152.0 million in 2012 and $416.7 million in 2011 was, in each case, mainly due to the additional costs of construction of the West Capricorn and the T-15.

Net cash used in investing activities of $416.7 million in 2011 and $140.6 million in 2010 was, in each case, mainly due to the additional costs of construction of the West Capricorn and the T-15.

Net Cash (Used in) / Provided by Financing Activities

Prior to the date of our IPO, long-term debt as presented in the Consolidated and Combined Carve-Out Financial Statements had been allocated from Seadrill, as Seadrill managed the treasury activities with the purpose of maximizing returns while maintaining appropriate liquidity for the group’s requirements. As a result of this and the principles applied to allocate debt, the movements in debt may not be indicative of actual debt movements if OPCO had been operating as a standalone entity.

Net cash generated from financing of $4.0 million during the year ended December 31, 2012 relates to the following: (i) new borrowings on the $440 million credit facility relating to the T-15 facility of $100.5 million; (ii) less principal repayments of other long term debt totaled $138.3 million; plus (iii) net movements in owner’s equity totalling $41.8 million.

Net cash provided by financing activities during the year ended December 31, 2011 of $131.7 million relates to the following: (i) new borrowings of $550.0 million under a secured credit facility to fund the delivery of the West Capricorn; plus (ii) a $100.0 million increase in the revolving facility related to the West Capella and the West Aquarius; less (iii) principal repayments of $96.8 million related to the West Capella, the West Aquarius and the West Vencedor credit facilities; less (iv) debt arrangement fees paid of $8.8 million related to the West Capricorn credit facility; less (v) repayment of owner’s funding of $412.7 million.

Net cash used in financing activities during the year ended December 31, 2010 of $114.8 million relates to the following: (i) new borrowings of $149.8 million under a secured term loan to fund the delivery of the West Vencedor; plus (ii) a $278.0 million increase in the revolving facility related to the West Capella and the West Aquarius; less (iii) principal repayments of $57.6 million related to the West Capella, the West Aquarius and the West Vencedor credit facilities; less (iv) debt arrangement fees paid of $1.7 million related to the West Vencedor credit facility; less (v) repayment of owner’s funding of $483.3 million.

Net Increase/(Decrease) in Cash and Cash Equivalents

As a result of the foregoing, cash and cash equivalents increased in 2012 by $4.1 million, increased in 2011 by $10.2 million, and decreased in 2010 by $10.7 million.

Borrowing Activities

Rig Financing Agreements

Seadrill financed the acquisitions of the drilling rigs in OPCO’s fleet with borrowings under credit agreements.

We refer to the West Capricorn Facility, the West Vencedor Facility, the West Capella & West Aquarius Facility and T-15 Facility collectively as the Rig Facilities. In September 2012, each of OPCO’s subsidiaries that owns the West Capricorn, the West Vencedor, the West Aquarius and the West Capella, or the rig owning subsidiaries, entered into related party loan agreements with Seadrill in the amount of approximately $522.5 million, $115.2 million, $304.6 million and $295.3 million corresponding to the aggregate principal amount outstanding under the Rig Facilities allocable to the West Capricorn, the West Vencedor, the West Aquarius and the West Capella, respectively. Pursuant to the related party loan agreements, each rig owning subsidiary makes payments of principal and interest directly to Seadrill under each Rig Facility, corresponding to payments of principal and interest due under such Rig Facility that are attributable to the West Capricorn, the West Vencedor, the West Aquarius and the West Capella, as applicable.

In December 2011, Seadrill entered into a $550 million senior secured term loan and revolving credit facility, in part to fund the delivery of the West Capricorn. We refer to this secured term loan and revolving credit facility as the West Capricorn Facility. The West Capricorn was pledged to secure Seadrill’s obligations under the West Capricorn Facility. Seadrill’s obligations under such facility could exceed the indebtedness of OPCO and its subsidiary that owns the West Capricorn under such facility. The revolving credit facility portion of the West Capricorn Facility and the commercial term loan portion of the West Capricorn Facility bears interest at a rate of LIBOR plus between 1.5% and 2.25% and will mature in December 2017. In connection with our IPO, Seadrill amended and restated the West Capricorn Facility to allow for the transfer of the West Capricorn to OPCO and to provide for Seadrill Capricorn Holdings and its subsidiaries that, directly or indirectly, own the West Capricorn and Seadrill US Gulf LLC to guarantee the obligations under the West Capricorn Facility. The outstanding balance as of December 31, 2012, was $509 million.

In June 2010, Seadrill entered into a $1.2 billion senior secured term loan in part to fund the delivery of the West Vencedor. We refer to this secured term loan as the West Vencedor Facility. The West Vencedor was pledged to secure Seadrill’s obligations under the West Vencedor Facility. Seadrill’s obligations under such facility could exceed the indebtedness of OPCO and its subsidiary that owns the West Vencedor under such facility. The West Vencedor Facility bears interest at a rate of LIBOR plus 2.25% and will mature in July 2015. In connection with our IPO, Seadrill amended and restated the West Vencedor Facility to allow for the transfer of the West Vencedor to OPCO and to provide for Seadrill Operating LP and its subsidiaries that, directly or indirectly, own the West Vencedor to guarantee the obligations under the West Vencedor Facility. The outstanding balance as of December 31, 2012 attributable to the West Vencedor, was $111 million. Subsequent to balance sheet date, Seadrill entered into a renewal of the fixed margin period on this facility commencing on June 25, 2013 with a final maturity in 2015.

In June 2009, Seadrill entered into a $1.5 billion senior secured credit facility in part to fund the acquisition of the West Capella and the West Aquarius. We refer to this secured credit facility as the West Capella & West Aquarius Facility. The West Capella and the West Aquarius were pledged to secure Seadrill’s obligations under the West Capella & West Aquarius Facility. Seadrill’s obligations under such facility could exceed the indebtedness of OPCO and its subsidiaries that owns the West Capella and the West Aquarius under such facility. The West Capella & West Aquarius Facility bears interest at LIBOR plus 3.25% per annum and will mature in June 2014. In connection with our IPO, Seadrill amended and restated the West Capella & West Aquarius Facility to allow for the transfer of the West Capella and the West Aquarius to OPCO and to provide for Seadrill Operating LP and its subsidiaries that, directly or indirectly, own the West Capella and the West Aquarius and Seadrill Canada Ltd. to guarantee the obligations under the West Capella & West Aquarius Facility. The outstanding balance as of December 31, 2012 attributable to the West Capella and West Aquarius, was $573 million.

In December 2012, Seadrill entered into a $440 million facility, in part to fund the acquisition of the T-15, which has been pledged as security. The facility bears interest at 3 month LIBOR plus a margin of 3.25% and matures in December 2017. The outstanding balance as of December 31, 2012 attributable to the T-15 was $100.5 million.

T-15 Loan Agreement

On May 17, 2013, Seadrill Partners Operating entered into a $109.5 million loan agreement with Seadrill as the lender to finance the acquisition of the T-15 (the “T-15 loan agreement”). The T-15 loan agreement bears interest at a rate of LIBOR plus 5% and matures in May 2016.

Interest Rates, Fees and Payments. The Rig Facilities bear interest at LIBOR plus an applicable margin (as defined in the applicable Rig Facility) and mandatory costs (if any), both of which accrue and are payable every three months. In addition, a commitment fee of 40% of the applicable margin is payable quarterly in arrears and on the final maturity date or termination date for each of the Rig Facilities. As all of the Rig Facilities are fully drawn, we do not expect to pay a commitment fee on these facilities.

Each of the Rig Facilities amortizes the outstanding borrowed amounts over the term of such facility. At maturity, each of the Rig Facilities will terminate and all outstanding amounts there under will be due and payable, including balloon payments of $275.0 million for the West Capricorn Facility in February 2017, $71.5 million for the West Vencedor Facility in July 2015 and $409.0 million for the West Capella & West Aquarius Facility in June 2014, and $60.1 million for the T-15 facility in December 2017.

Restrictive Covenants. The Rig Facilities contain various customary covenants that may limit, among other things, the ability of the borrower to:

•	sell the applicable drilling rig;

•	incur additional indebtedness or guarantee other indebtedness;

•	make investments or acquisitions;

•	pay dividends or make any other distributions if an event of default occurs; or

•	enter into inter-company charter arrangements for the drilling rigs not contemplated by the applicable Rig Facility.

The Rig Facilities also contain financial covenants requiring Seadrill Limited to:

•	maintain a minimum liquidity of at least $155 million within the group;

•	ensure that the consolidated ratio of net debt to EBITDA for Seadrill and its subsidiaries does not exceed 4.5 to 1.0;

•	ensure that the consolidated ratio of EBITDA to interest expenses for Seadrill and its subsidiaries be a minimum of 2.5 to 1.0;

•	ensure that the consolidated ratio of current assets to current liabilities for Seadrill and its subsidiaries be a minimum of 1.0 to 1.0; and

•	ensure that the consolidated ratio of equity to total assets for Seadrill and its subsidiaries be a minimum of 30%.

The Rig Facilities also identify various events that may trigger mandatory reduction, prepayment, and cancellation of the facility including, among others, the following:

•	total loss or sale of a drilling rig securing a Rig Facility;

•	cancellation or termination of any existing charter contract or satisfactory drilling contract (in the case of the West Capricorn Facility if a new contract is not entered into within 12 months after the cancellation or termination of such contract); and

•	a change of control.

Seadrill was in compliance with the covenants under the Rig Facilities as of December 31, 2012, December 31, 2011 and December 31, 2010. In addition, we and OPCO were each in compliance with the covenants contained in the related party loan agreement as of December 31, 2012. We and Seadrill also intend to amend these restrictive covenants in connection with any assignment or amendment of the Rig Facilities.

The Rig Facilities contain customary events of default, such as failure to repay principal and interest, and other events of defaults, such as:

•	failure to comply with the financial or insurance covenants;

•	cross-default to other indebtedness held by both Seadrill and its subsidiaries and by us;

•	failure by Seadrill or by us to remain listed on a stock exchange;

•	the occurrence of a material adverse change;

•	revocation, termination, or modification of any authorization, license, consent, permission, or approval as necessary to conduct operations as contemplated by the applicable Rig Facility; and

•	the destruction, abandonment, seizure, appropriation or forfeiture of property of the guarantors or Seadrill and its subsidiaries, or the limitation by seizure, expropriation, nationalization, intervention, restriction or other action by or on behalf of any governmental, regulatory or other authority, of the authority or ability of Seadrill or any subsidiary thereof to conduct its business, which has or reasonably may be expected to have a material adverse effect.

If an event of default exists under any of the Rig Facilities, the lenders have the ability to accelerate the maturity of the applicable Rig Facility and exercise other rights and remedies. In addition, if Seadrill were to default under one of its other financing agreements, it could cause an event of default under each of the Rig Facilities. Further, because OPCO’s drilling rigs are pledged as security for Seadrill’s obligations under the Rig Facilities, lenders thereunder could foreclose on OPCO’s drilling rigs in the event of a default thereunder.

Sponsor Credit Facility

In connection with the closing of our IPO on October 24, 2012, OPCO entered into a $300 million revolving credit facility, with Seadrill as the lender. Under this sponsor credit facility, Seadrill Operating LP has a borrowing limit of $250 million and Seadrill Capricorn Holdings LLC has a borrowing limit of $150 million; provided that the total borrowings outstanding at any time may not exceed $300 million. The sponsor credit facility will mature in October 2017 and bear interest at a rate of LIBOR plus 5% per annum, with an annual 2% commitment fee on the undrawn balance. As of December 31, 2012, $300 million was available under the sponsor credit facility.

Following the acquisition of T-15 in May, 2013 the sponsor credit facility was revised in order to include Seadrill Partners Operating LLC. Seadrill Partners Operating LLC has a borrowing limit of $150 million.

The sponsor credit facility contains covenants that require us to, among other things:

•	notify Seadrill of the occurrence of any default or event of default; and

•	provide Seadrill with information in respect of our business and financial status as Seadrill may reasonably require, including, but not limited to, copies of our unaudited quarterly financial statements and our audited annual financial statements.

As of December 31, 2012, OPCO was in compliance with all covenants under the sponsor credit facility.

Events of default under the sponsor credit facility include, among others, the following:

•	failure to pay any sum payable under the sponsor credit facility when due;

•	breach of certain covenants and obligations of the sponsor credit facility;

•	a material inaccuracy of any representation or warranty;

•	default under other indebtedness in excess of $25.0 million;

•	bankruptcy or insolvency events; and

•	commencement of proceedings seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of OPCO’s assets that results in an entry of an order for any such relief that is not vacated, discharged, stayed or bonded pending appeal within 60 days of the entry thereof.

Derivative Instruments and Hedging Activities

We use financial instruments to reduce the risk associated with fluctuations in interest rates. These agreements do not qualify for hedge accounting and any changes in the fair values of interest rate swap agreements are included in the Consolidated and Combined Statement of Operations within Other Financial Items.

Interest-rate swap agreements: Total realized and unrealized loss on interest-rate swap agreements, not qualified for hedge accounting, amounted to $19.6 million for the year ended December 31, 2012. The loss is recognized in the income statement within financial items.

As of December 31, 2012, we and our consolidated subsidiaries had entered into interest rate swap contracts with Seadrill with a combined outstanding principal amount of $1,128 million, at rates between 1.38% per annum and 0.739% per annum. The overall effect of these swaps is to fix the interest rate on $1,128 million of floating rate debt at a weighted average interest rate 1.16% per annum. As of December 31, 2012, our net exposure to short term fluctuations in interest rates on our outstanding debt was $0.02 million, based on our total net interest bearing debt of $1,292.7 million less the $1,128 million outstanding balance of fixed interest rate swaps. The debt was incurred by Seadrill Limited, as borrower, with back to back agreements entered in to with Seadrill Partners.

We receive part of our revenue in Nigerian Naira and Euro. Because we incur operating costs related to the West Capella in Nigerian Naira, we are able to offset a portion of our foreign currency exposure with respect to revenues earned in Nigerian Naira. Depending on the level of our currency exposure, we may in the future enter into derivative instruments to manage currency risk.

Tabular Disclosure of Contractual Obligations

The following table summarizes our long-term contractual obligations as of December 31, 2012:

($ in millions)	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
Long-term debt obligations	1,292.7	235.6	997.0	60.1	—
Interest expense commitments on long-term debt obligations (1)	92.2	38.7	52.0	1.5	—
Commitment fee on undrawn facility (2)	30.0	6.0	12.0	12.0	—
Management and administrative services provided by Seadrill Management	10.0	2.0	4.0	4.0	—
Total	1,424.9	282.3	1,065.0	77.6	—

(1)	Our interest commitment on our long-term debt is calculated based on an assumed average U.S. Dollar 3 month LIBOR of 0.306% and taking into account the various applicable margin rates associated with each facility.
(2)	The $300 million revolving credit facility with Seadrill incurs a commitment fee on the undrawn balance of 2% per annum.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various market risks, including interest rate, foreign currency exchange and concentration of credit risks. We may enter into a variety of derivative instruments and contracts to maintain the desired level of exposure arising from these risks.

Interest Rate Risks

The Company’s exposure to interest rate risk relates mainly to its floating interest rate debt and balances of surplus funds placed with financial institutions. This exposure is managed through the use of interest rate swaps and other derivative arrangements. The Company’s ambition is to obtain the most favorable interest rate borrowings available without increasing its foreign currency exposure. Surplus funds are generally placed in fixed deposits with reputable financial institutions, yielding higher returns than are available on overnight deposits in banks. Such deposits generally have short-term maturities, in order to provide the Company with flexibility to meet all requirements for working capital and capital investments. The extent to which the Company utilizes interest rate swaps derivatives to manage its interest rate risk is determined by the net debt exposure and its views on future interest rates.

As of December 31, 2012, we were party to interest rate swap agreements with a combined outstanding principal amount of approximately $1,128 million at rates between 1.38% per annum and 0.739% per annum. The swap agreements mature between November 2017 and December 2022. The loss recognized on our interest rate swaps for the year ended December 31, 2012, was $19.6 million. The interest rate swap agreements were entered in to by Seadrill Limited, as Borrower, and Seadrill Partners.

As of December 31, 2012, our net exposure to floating interest rate fluctuations on our outstanding debt was $1,292.7 million, compared with $1,331 million as of December 31, 2011. An increase or decrease in short-term interest rates of 100 bps would thus increase or decrease, respectively, our interest expense by approximately $12.9 million on an annual basis as of December 31, 2012, as compared to $13.3 million in 2011.

The fair values of our interest rate swaps as of December 31, 2012 and 2011 were as follows:

	December 31, 2012		December 31, 2011
(In millions of US dollars)	Outstanding principal	Fair Value	Outstanding Principal	Fair Value
Other current assets (liabilities)	1,128	(6)	0	0

For disclosure of the fair value of the derivatives and debt obligations outstanding as of December 31, 2012, please read Note 18 of the Consolidated and Combined Carve-Out Financial Statements included elsewhere in this annual report.

Credit Risk

The Company has financial assets which expose the Company to credit risk arising from possible default by a counterparty. The Company considers the counterparties to be creditworthy and does not expect any significant loss to result from non-performance by such counterparties. The Company in the normal course of business does not demand collateral from its counterparties.

Foreign Currency Fluctuation Risks

OPCO and all of its subsidiaries use the U.S. Dollar as their functional currency because the majority of their revenues and expenses are denominated in U.S. Dollars. Accordingly, our reporting currency is also U.S. Dollars. We do, however, earn revenue and incur expenses in other currencies and there is a risk that currency fluctuations could have an adverse effect on the value of our cash flows.

We are exposed to some extent in respect of the West Vencedor, which receives approximately 28% of its dayrate in Euros. In addition, we receive 10% of the West Capella’s revenues in Nigerian Naira. There is a natural hedge of exposure to Nigerian Naira as a portion of our operating costs are denominated in Nigerian Naira. A 10% appreciation or depreciation in the exchange rate of Euros against the U.S. Dollar would increase or decrease OPCO’s revenue by $2.2 million.

Our foreign currency risk arises from:

•	the measurement of monetary assets and liabilities denominated in foreign currencies converted to US Dollars, with the resulting gain or loss recorded as “Foreign exchange gain/(loss)” ; and

•	the impact of fluctuations in exchange rates on the reported amounts of our revenues and expenses which are denominated in foreign currencies.

We do not use foreign currency forward contracts.

Retained Risk

Physical Damage Insurance. Seadrill purchases hull and machinery insurance to cover for physical damage to its drilling rigs and charges us for the cost related to OPCO’s initial fleet.

We retain the risk for the deductibles relating to physical damage insurance on OPCO’s initial fleet. The deductible is currently a maximum of $5 million per occurrence.

Loss of Hire Insurance. Seadrill purchases insurance to cover for loss of revenue in the event of extensive downtime caused by physical damage to its drilling rigs, where such damage is covered under the Seadrill’s physical damage insurance, and charges us for the cost related to OPCO’s initial fleet.

The loss of hire insurance has a deductible period of 60 days after the occurrence of physical damage. Thereafter, insurance policies according to which OPCO is compensated for loss of revenue are limited to between 210 and 290 days. OPCO retains the risk related to loss of hire during the initial 60 day period, as well as any loss of hire exceeding the number of days permitted under insurance policy. Based on an overall risk assessment in 2012, Seadrill Management decided not to purchase loss of hire insurance for the tender barge T-15. This means that if the unit is wholly or partially deprived of income as a consequence of damage, the loss of income will not be compensated by insurance.

Protection and Indemnity Insurance. Seadrill purchases protection and indemnity insurance and excess liability insurance for personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling rigs to cover claims of up to $250 million per event and in the aggregate for the West Vencedor and T-15 and up to $500 million per event and in the aggregate for each of the West Aquarius , the West Capricorn and the West Capella.

OPCO retains the risk for the deductible of up to $0.5 million per occurrence relating to protection and indemnity insurance.

Concentration of Credit Risk

The market for OPCO’s services is the offshore oil and gas industry, and the customers consist primarily of major oil and gas companies, independent oil and gas producers and government-owned oil companies. Ongoing credit evaluations of our customers are performed and generally do not require collateral in our business agreements. Reserves for potential credit losses are maintained when necessary.

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Report on Form 6-K/A contains certain forward-looking statements concerning future events and our operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	our distribution policy and our ability to make cash distributions on our units or any increases in distributions;

•	our ability to integrate and realize the expected benefits from acquisitions, including the T-15;

•	our ability to borrow under the $300 million sponsor credit facility between OPCO, as borrower, and Seadrill, as lender;

•	future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt;

•	expected compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•	the failure of OPCO’s drilling rigs to perform satisfactorily or to our expectations;

•	fluctuations in the international price of oil;

•	discoveries of new sources of oil that do not require deepwater drilling rigs;

•	the development of alternative sources of fuel and energy;

•	technological advances, including in production, refining and energy efficiency;

•	severe weather events and natural disasters;

•	our ability to meet any future capital expenditure requirements;

•	our ability to maintain operating expenses at adequate and profitable levels;

•	incurrence of cost overruns in the maintenance or other work performed on OPCO’s drilling rigs;

•	our ability to conduct and obtain investment for business activities involving U.S. sanctioned countries, entities and individuals;

•	our ability to leverage Seadrill’s relationship and reputation in the offshore drilling industry;

•	our ability to purchase drilling rigs, including from Seadrill in the future;

•	increasing our ownership interest in OPCO;

•	delay in payments by, or disputes with OPCO’s customers under its drilling contracts;

•	OPCO’s ability to comply with, maintain, renew or extend its existing drilling contracts;

•	OPCO’s ability to re-deploy its drilling rigs upon termination of its existing drilling contracts at profitable dayrates;

•	our ability to respond to new technological requirements in the areas in which we operate;

•	the occurrence of any accident involving OPCO’s drilling rigs or other drilling rigs in the industry;

•	changes in governmental regulations that affect us or OPCO and the interpretations of those regulations, particularly those that relate to environmental matters, export or import and economic sanctions or trade embargo matters, regulations applicable to the oil industry and tax and royalty legislation;

•	increased competition in the offshore drilling industry and other actions of competitors, including decisions to deploy drilling rigs in the areas in which OPCO currently operates;

•	the increased availability on a timely basis of drilling rigs, supplies, personnel and oil field services in the areas in which OPCO operates;

•	general economic, political and business conditions globally;

•	military operations, terrorist acts, wars or embargoes;

•	potential disruption of operations due to accidents, political events, piracy or acts by terrorists;

•	our or OPCO’s ability to obtain financing in sufficient amounts and on adequate terms;

•	workplace safety regulation and employee claims;

•	the cost and availability of adequate insurance coverage;

•	our incremental general and administrative expenses as a publicly traded limited liability company and our fees and expenses payable under the advisory, technical and administrative services agreements and the management and administrative services agreements;

•	the taxation of our company and distributions to our unitholders;

•	future sales of our units in the public market;

•	acquisitions and divestitures of assets and businesses by Seadrill; and

•	our business strategy and other plans and objectives for future operations.

All forward-looking statements included in this Report on Form 6-K/A are made only as of the date of this Report on Form 6-K/A. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.